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                           January 18, 2024

       Kevin O   Connor
       Senior Vice President and Chief Legal Officer
       Carrier Global Corporation
       13995 Pasteur Boulevard
       Palm Beach Gardens, FL 33418

                                                        Re: Carrier Global
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed January 16,
2024
                                                            File No. 333-276527

       Dear Kevin O   Connor:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeff
Kauten at 202-551-3447 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Christodoulos
Kaoutzanis